Exhibit 99.1

GASLOG PRICES OFFERING OF NOK 500 million (equivalent to approximately US$ 84 million)
SENIOR UNSECURED NOTES

Monaco — Apr. 24, 2014  GasLog Ltd. (“GasLog” and the “Company”) (NYSE: GLOG) today announced that it has priced an add-on offering of NOK 500 million (equivalent to approximately US$ 84 million) aggregate principal to the existing senior unsecured notes due 2018 (the “Notes”). All interest and principal payments have been swapped into USD at an all in fixed interest rate of 5.99%. The offering was significantly oversubscribed. The transaction is subject to customary closing conditions and settlement is expected to occur on 2 May 2014. The proceeds from the offering will be used for general corporate purposes, including financing for GasLog’s newbuilding program.

About GasLog Ltd.
GasLog is an international owner, operator and manager of LNG carriers. Following the recently announced agreement to purchase three additional LNG carriers from Methane Services Ltd., an affiliate of BG Group, GasLog’s fleet will include 21 wholly owned LNG carriers (including 14 ships in operation and seven LNG carriers on order) and GasLog will have 6 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Cautionary Statement

The Notes will be offered only to non-U.S. persons outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and in a private placement only to “qualified institutional buyers” (as defined under the Securities Act) in the U.S. in a transaction not requiring registration under the Securities Act, subject to prevailing market and other conditions. There is no assurance that the offering will be completed or, if completed, as to the terms on which it is completed. The Notes to be offered have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or unless pursuant to an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This announcement does not constitute and shall not, in any circumstances, constitute a public offering nor an invitation to the public in connection with any offer within the meaning of the Directive 2010/73/EU of the Parliament and Council of November 4, 2003 as implemented by the Member States of the European Economic Area (the “Prospectus Directive”). The offer and sale of the Notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities.

Statements in this release which are not historical facts are forward-looking statements. All forward-looking statements involve risks and uncertainties which could affect GasLog’s actual operating performance, vessel deliveries and results and could cause any of these to differ materially from those expressed in any forward looking statements made by, or on behalf of, GasLog.

Contacts:

Simon Crowe (CFO, GasLog, Monaco)
Phone: +377 9797 5115
Jamie Buckland (GasLog, Monaco)
Phone: +377 9797 5118
Ray Posadas (Solebury Communications, NYC)
Phone: +1 203-428-3231
Email: ir@gaslogltd.com